Faegre Drinker Biddle & Reath LLP

320 South Canal Street, Suite 3300

Chicago, IL 60606

(312) 569-1000 (Phone)

(312) 569-3000 (Facsimile)

www.faegredrinker.com

October 7, 2022

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ryan Sutcliffe and Lauren Hamilton

Re:   RiverNorth Opportunistic Municipal Income Fund, Inc. (the “Fund” or the “Registrant”) (File Nos. 333-260485; 811-23366); Response to Examiner Comments on N-2

Dear Mr. Sutcliffe and Ms. Hamilton:

This letter responds to the staff’s comments that you provided via telephone on August 19, 2022 and September 6, 2022, in connection with your review of the Fund’s above-referenced registration statement (“Registration Statement”) on Form N-2. The changes to the Fund’s disclosure discussed below will be reflected in Pre-Effective Amendment No. 2 to the Registration Statement under the Securities Act of 1933, as amended (the “Revised Registration Statement”).

For your convenience, we have repeated each comment below in bold, and our responses follow your comments. Capitalized terms not otherwise defined herein shall have the meaning ascribed to them in the Registration Statement, unless otherwise indicated.

ACCOUNTING

1.	Given the compliance date of Rule 18f-4 effective August 19, 2022, and the related recission of Release 10666, also effective August 19, 2022, please provide an explanation of how the Fund will comply with Rule 18f-4 after the August 19, 2022 compliance date with respect to the Fund’s TOB transactions.

The Fund confirms that its TOB transactions will be treated as derivatives under Rule 18f-4.

2.	The “Use of Leverage” section beginning on page 12 of the prospectus states the following: “The average principal balance and interest rate for the period during which the credit facility was utilized for the year ended June 22, 2022 was approximately $13,000,000 and 2.37%, respectively.” Please update as of June 30, 2022 and also reference the principal outstanding as of the more recent date.
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The Fund confirms that the requested change has been made in the Revised Registration Statement.

3.	The Fee Table reflects $10 million of leverage outstanding pursuant to Pershing facility, but the “Use of Leverage” section beginning on page 12 of the prospectus notes that the principal balance outstanding as of June 22, 2022 was $13 million. Please confirm that these updated leverage figures do not result in a material change to the Fee Table. If the updated figures constitute a material change, please update the Fee Table as appropriate.

The Fund confirms that the Fee Table has been updated with the most recent leverage figures.

4.	Please delete Footnotes (1) and (2) from the “Offering Expenses Borne by the Fund” line item to the Fee Table, as they do not apply to that line item.

The Fund confirms that Footnotes (1) and (2) have been removed from the “Offering Expenses Borne by the Fund” line item in the Fee Table.

DISCLOSURE

5.	Please file an updated legal opinion of Faegre Drinker Biddle & Reath LLP removing the following sentence: “The opinion set forth above is expressed solely for the benefit of the addressee hereof in connection with the matters contemplated hereby and may not be relied upon by, or filed with, any other person or entity or for any other purpose without our prior written consent.” Please refer to Staff Legal Bulletin No. 19.

The Registrant confirms that an updated legal opinion of Faegre Drinker Biddle & Reath LLP will be filed with the Revised Registration Statement.

1.	Please review and revise the applicable disclosure relating to Rule 18f-4 as needed.

The Registrant confirms that the applicable disclosure has been updated as needed.

6.	Please remove the following sentence in Footnote 7 on page 20: “Deducting the ‘Acquired fund fees and expenses’ from the Annual Expenses table (because these expenses are not paid by the Fund directly) results in Fund Total annual expenses (levered) of 2.28% and Fund Total annual expenses (unlevered) of 1.50%.”

The Fund confirms that the requested sentence has been deleted in the Revised Registration Statement.

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7.	Please update the information in the following sentence to the latest practicable date throughout the registration statement: “The net asset value of the Fund’s common stock on June 22, 2022 was $17.43 per share, and the last sale price of the Fund’s common stock on the NYSE on such date was $16.33.”

The Registrant has updated the disclosure accordingly.

8.	Please update the date referenced in the following sentence on page 12 to June 30, 2022: “The average principal balance and interest rate for the period during which the credit facility was utilized for the year ended June 22, 2022 was approximately $13,000,000 and 2.37%, respectively.”

The requested information has been updated in the Revised Registration Statement.

9.	Please update the references, as applicable, to the Fund’s most recently filed annual report for the fiscal year ended June 30, 2022 on Form N-CSR.

The requested information has been updated in the Revised Registration Statement.

10.	Please update the Rule 18f-4 language on page 16 of the Statement of Additional Information (“SAI”) to align with similar disclosure on page 9 of the SAI.

The requested change has been made in the Revised Registration Statement.

We trust that the foregoing is responsive to your comments. Questions and comments concerning this filing may be directed to the undersigned at (312) 569-1107.

Sincerely,

/s/ David L. Williams
David L. Williams
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